UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/27/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PILOT HILL CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 HILLCREST AVE
(No. and Street)

SUMMIT	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Alvarez — (770) 263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Higgins Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILOT HILL CAPITAL LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KATHLEEN O'BRIEN
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2371666
My Commission Expires 3/31/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pilot Hill Capital LLC

Financial Statements
From March 27, 2020 (Inception Date) through December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pilot Hill Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pilot Hill Capital LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

February 19, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Pilot Hill Capital LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	85,081
Accounts receivable		91,097
Prepaid expenses and deposits		9,844
Total assets	$	186,022
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	2,833
Referral fees payable		10,200
Due to Member		1,342
Total liabilities		14,375
Member's equity		171,647
Total liabilities and member's equity	$	186,022

See accompanying notes.

Pilot Hill Capital LLC

Statement of Operations

For the Period From March 27, 2020 (inception date) through December 31,2020

Revenues		
Investment banking	$	116,097
Referral fees		47,351
Total revenues		163,448
Expenses		
Referral Fees		13,200
Professional services		33,064
Technology and communications		2,016
Other		17,909
Total expenses		66,189
Net income	$	97,259

See accompanying notes.

Pilot Hill Capital LLC
Statement of Changes in Member's Equity
For the Period From March 27, 2020 (inception date) through December 31,2020

	Total
Balance, March 27, 2020	$ -
Net income	97,259
Contributions by member	94,388
Distributions to member	(20,000)
Balance, December 31, 2020	$ 171,647

See accompanying notes.

Pilot Hill Capital LLC
Statement of Cash Flows
For the Period From March 27, 2020 (inception date) through December 31,2020

Cash flows from operating activities:		
Net income	$	97,259
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(91,097)
Change in prepaid expenses and deposits		(9,844)
Change in accounts payable		2,833
Change in commissions payable		10,200
Change in due to Member		1,342
Net cash provided by operating activities:		10,693
Cash flows from financing activities:		
Contributions from member		94,388
Distributions to member		(20,000)
Net cash provided by financing activities:		74,388
Net increase in cash:		85,081
Cash Balance:		
Beginning of year		-
End of year	$	85,081
Non-Cash Financing Activities		
Forgiveness of payable to member recorded as contributed capital	$	29,288

See accompanying notes.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Pilot Hill Capital LLC is a Delaware limited liability company formed on March 27, 2020 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") since August 24, 2020.

The Company's primary business services are negotiation and execution of leveraged Employee Stock Ownership Plan ("ESOP") transactions involving equity and seller debt securities and raising third-party debt financing to provide partial funding for the leveraged ESOP transactions.

Income Taxes: The Company is wholly-owned by Pilot Hill Advisors LLC ("Member"). As a limited liability company, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed insured limits.

Date of Management's Review: Subsequent events were evaluated through date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measure at amortized costs. The Company adopted ASU No. 2016-13 on March 27, 2020.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services as well as referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition (continued):

where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from placement and advisory services arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

Revenue from referral agreements is based upon a percentage of revenue received by the contra party to the agreements from the referred entity. As the revenue to be received by the contra party is not known until the closing of a transaction, the referral fee revenue of the Company is unable to be recognized until that time.

Note 2 – Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. At December 31, 2020, the Company had net capital of $70,706, which was $65,706 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was .20 to 1.

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company pays the Member for allocated expenses such as marketing and other administrative costs provided to the Company. Allocated expenses amounted to approximately $6,040 for the period ended December 31, 2020. The balance due to the Member on the accompanying statement of financial condition arose from this expense sharing agreement.

Separately, the Member at times pays operating expenses on behalf of the Company for which it subsequently seeks reimbursement. There are no amounts due at December 31, 2020 arising from such payments.

The Company operates from office space provided by the owners of its Member at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statement had these transactions not been with related parties.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Note 5 – Concentrations

All revenues earned during the period were from three customers.

Note 6- Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Pilot Hill Capital LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2020

Net Capital:		
Total member's equity	$	171,647
Deduction for non-allowable assets:		
Accounts receivable		91,097
Prepaid expenses and deposits		9,844
Total deductions and/or charges		100,941
Net capital before haircuts		70,706
Less haircuts		-
Net capital		70,706
Minimum net capital required		5,000
Excess net capital	$	65,706
Aggregate indebtedness	$	14,376
Percentage of aggregate indebtedness to net capital		20.33%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2020 and net capital as reported above.

Pilot Hill Capital LLC

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
As Of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission
As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

PILOT HILL
CAPITAL

February 16, 2021

RUBIO CPA, PC
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom It May Concern:

We, as members of management of Pilot Hill Capital LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers''. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers throughout the period ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period March 27, 2020 to December 31, 2020 without exception.

Sincerely,

Pilot Hill Capital LLC

James F. Higgins Jr.

By: James F. Higgins, Jr.
Chief Executive Officer

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pilot Hill Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Pilot Hill Capital LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Pilot Hill Capital LLC stated that Pilot Hill Capital LLC met the identified conditions for such reliance throughout the most recent fiscal period without exception. Pilot Hill Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pilot Hill Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 19, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC